SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Resignation of the CEO of the Telecom Argentina Group

FOR IMMEDIATE RELEASE Buenos Aires, August 13, 2014

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Information in Compliance with Title XII, Chapter I, Articles 2 and 3 and Title II, Chapter III, Article 8 a) of the Rules of the Comisión Nacional de Valores (CNV) (New Text 2013)

I am writing you as Chairman of Telecom Argentina S.A (the ‘Company’), following our letter dated July 31, 2014 through which it was informed the resignation rendered by Mr. Stefano De Angelis as Chief Executive Officer (CEO) of the Telecom Argentina Group effective as of August 13th, 2014 in order to assume management functions in Telecom Italia S.p.A.

In reference to this matter, in a meeting held today the Board of Directors resolved:

a)	Designate Mr Oscar Cicchetti as Chief Executive Officer (CEO) of the Telecom Argentina Group, who will assume the position when his immigration process has been completed.

b)	To request Mr Stefano De Angelis to continue performing the duties as Chief Executive Officer (CEO) of the Telecom Argentina Group until Mr. Cicchetti is able to assume the position for which he was designated.

Mr Stefano De Angelis has accepted the request of the Board of Directors and consequently will continue with his functions as Chief Executive Officer of Telecom Argentina Group until Mr. Cicchetti is able to replace him.

Sincerely,

Telecom Argentina S.A.

/s/ Enrique Garrido
Enrique Garrido
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 13, 2014	By:	/s/ Enrique Garrido
Name: Enrique Garrido
Title: Chairman